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                             September 16, 2020

       Hans Thomas
       Chief Executive Officer
       10X Capital Venture Acquisition Corp
       1 World Trade Center, 85th Floor
       New York, NY 10007

                                                        Re: 10X Capital Venture
Acquisition Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
25, 2020
                                                            CIK No. 0001821595

       Dear Mr. Thomas:

               We have reviewed your draft registration statement and have the following comment.
       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS Form S-1

       Prospectus Cover Page, page i

   1. Please limit the prospectus cover page to one page, as required by Item 501(b) of
                                                        Regulation S-K.
 Hans Thomas
FirstName
10X CapitalLastNameHans  Thomas
            Venture Acquisition Corp
Comapany 16,
September  Name10X
              2020 Capital Venture Acquisition Corp
September
Page 2    16, 2020 Page 2
FirstName LastName
        You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or James Lopez at 202-551-3536 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Jessica Chen